EXHIBIT 99.10

The Board of Directors of Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101
United States

For the attention of: Thomas C. Wajnert, Chairman and Susan M. Cameron,
President and Chief Executive Officer
Globe House 4 Temple Place London WC2R 2PG United Kingdom Tel +44 (0)20 7845 1000 Fax +44 (0)20 7240 0555 www.bat.com

20 October 2016

Dear Board of Directors,

Proposed merger of British American Tobacco p.l.c. (“BAT”) and Reynolds American Inc. (“Reynolds” or the “Company”)

Since the combination of Brown & Williamson and R.J. Reynolds in 2004, BAT and Reynolds have enjoyed a tremendously successful alliance which has created great value for BAT and all the other Reynolds stockholders. Reynolds is our most significant investment and, as you know, BAT regularly evaluates the feasibility and attractiveness of acquiring the outstanding shares of Reynolds not already owned by BAT. We have just finished one of those reviews and the BAT Board has determined that now is the right time for us to merge our two companies. We believe that current unique industry and market conditions make possible a transaction that provides Reynolds’s public shareholders with a material premium and equity exposure to the enlarged company, while meeting BAT’s financial criteria.

Accordingly, on behalf of the Board of BAT, I am pleased to submit this non-binding proposal (this “Proposal”) for a merger of a BAT subsidiary and Reynolds in which each outstanding share of Reynolds’s common stock not owned by BAT would be converted into the right to receive 0.5502 BAT shares and $24.13 in cash. Based on Reynolds’s share price of $47.17, BAT’s share price of £48.03 and a £/$ exchange rate of 1.2250 as of the close of business on 20 October 2016, this Proposal would value each Reynolds share at $56.50, which represents:

•	A premium of 20% to the closing share price on 20 October 2016 of $47.17 / share;

•	An Enterprise Value of $93bn, which, based on reported LTM EBITDA to 30 September 2016 represents an EV/EBITDA of 16.3x; and

•	A total return (excluding dividends) to Reynolds shareholders of 57% since the completion of the Lorillard acquisition.

This Proposal would provide Reynolds’s public shareholders with cash consideration as well as significant equity ownership in a stronger, truly global tobacco and Next Generation Products company. There is substantial overlap in the shareholder registers of our two companies. The merger would allow the shareholders of the combined company to enjoy the long-term benefits of the global scale, strength and diversification of the enlarged company. The merger and associated cost synergies would be accretive to BAT earnings in the first full year, which will directly benefit Reynolds shareholders through the equity in the offer.

We recognise that under the Governance Agreement, the proposed merger between BAT and Reynolds will require the approval of the independent directors of Reynolds not designated by BAT (the “Other Directors”). BAT will not pursue this Proposal without this endorsement of the Reynolds Board, and further expects that the definitive Merger Agreement will include a non-waivable condition requiring the approval by a majority of the votes cast on the merger by holders of the Reynolds shares not owned by BAT and its subsidiaries.

In considering this Proposal, you should know that, in BAT’s capacity as a shareholder of Reynolds, BAT is interested only in acquiring the shares of Reynolds not already owned by BAT and that in such capacity BAT has no interest in selling any of the Reynolds shares it owns, nor would BAT support any alternative sale, merger or similar transaction involving Reynolds.

As we are confident you will recognise, we believe this Proposal represents compelling value for Reynolds’s shareholders. In particular, the enlarged company would have an enhanced equity story for all our shareholders, including the below benefits:

•	A leading position in the US tobacco market, the largest global profit pool (ex-China) with strong growth dynamics.

•	A significant presence in high growth emerging markets across South America, Africa, the Middle East and Asia, together with the most attractive developed markets.

•	A unique portfolio of strong brands, bringing together ownership of Newport, Kent and Pall Mall.

•	Combined Next Generation Products and R&D capabilities to deliver a world class pipeline of vapour and tobacco heating products across all the fastest growing NGP markets globally.

•	Creating the world’s largest listed tobacco company by net turnover and operating profit.

The proposed merger would be subject to the endorsement of the Other Directors, as discussed above, the completion of limited confirmatory due diligence and the negotiation and execution of mutually acceptable definitive transaction documents on customary terms approved by the BAT Board and the Reynolds Board. The conditions of the merger would be limited to obtaining mandatory or appropriate regulatory approvals, registration of BAT shares with the SEC, obtaining an affirmative vote for the transaction from our respective shareholders, including, as discussed above, a majority of the votes cast by the holders of Reynolds shares not owned by BAT, and other customary conditions.

The proposed transaction would not be subject to any financing condition. We have undertaken detailed work on the financing strategy, including with our financial advisors, and Deutsche Bank has informed us that it is highly confident that we will be able to obtain financing commitments for the cash portion of our offer. The Board of BAT is committed to the combined company maintaining a solid investment grade credit rating.

We would have preferred to present this Proposal to the Board of Reynolds confidentially. However, in compliance with its legal obligations, BAT will promptly file an amendment to its Schedule 13-D to include a copy of this letter. We are also required to issue a press release regarding our Proposal, which we plan to issue prior to the opening of trading in the UK on Friday and which will explain to the BAT shareholders our rationale for this Proposal.

For the avoidance of doubt, this Proposal is an expression of interest only, and shall not create any legally binding obligations. No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

We and our advisors look forward to working with you and your advisors to complete a transaction that is attractive to our respective shareholders, and are available at your convenience to discuss any aspects of our Proposal. In connection with this Proposal, we have engaged Centerview Partners, Deutsche Bank and UBS as our financial advisors and Cravath, Swaine & Moore LLP and Herbert Smith Freehills LLP as our legal advisors.

Yours faithfully,

/s/ Nicandro Durante

Nicandro Durante
Chief Executive, British American Tobacco plc

NOTES

BAT is a global tobacco group with brands sold in more than 200 markets. It employs more than 50,000 people worldwide and has over 200 brands in its portfolio, with its cigarettes chosen by around one in eight of the world’s one billion smokers. BAT has market leading positions in at least 55 markets around the world. The Group generated £5 billion adjusted profit from operations in 2015.

Centerview, Deutsche Bank and UBS are acting as financial advisers to BAT. Deutsche Bank and UBS are Joint Corporate Brokers to BAT and acting as Joint Sponsors to BAT in relation to this transaction. Cravath, Swaine & Moore LLP and Herbert Smith Freehills LLP are acting for BAT as US and UK legal counsel respectively. PwC are acting as accountants and advisors to BAT on this transaction.

Centerview Partners UK LLP (“Centerview Partners”) is authorised and regulated by the Financial Conduct Authority. Centerview Partners is acting exclusively for BAT in connection with the potential acquisition. Centerview Partners is not, and will not be, responsible to anyone other than BAT for providing the protections afforded to its clients or for providing advice in relation to the potential merger or any other matters referred to in this announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on it by the Financial Services and Markets Act 2000, Centerview accepts no responsibility whatsoever and makes no representation or warranty, express or implied, as to the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on their behalf, in connection with BAT or the potential acquisition, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Centerview Partners accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB London”), and Deutsche Bank Securities Inc. (“DBSI” and with DB London, “DB”) are acting as joint financial adviser and DB London is acting as joint corporate broker to BAT and no other person in connection with this announcement or its contents. DB will not be responsible to any person other than BAT for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein.

UBS Limited, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for BAT and no one else in connection with the matters referred to in this Announcement. In connection with such matters, UBS Limited, its affiliates, and its or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this Announcement or any other matter referred to herein.

The person responsible for making this announcement is Nicola Snook, BAT’s Company Secretary.

For further information

www.bat.com

Forward looking statements

Certain statements in this communication regarding the transaction proposed by BAT, the benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding BAT’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: uncertainties as to whether an agreement in respect of the proposed transaction will be negotiated and executed; uncertainties as to whether Reynolds will cooperate with BAT regarding the proposed transaction and whether the Reynolds Board will endorse any transaction proposed by BAT; uncertainties as to whether the other conditions to the proposed transaction will be satisfied or satisfied on the anticipated schedule; the timing of the proposed transaction and whether the proposed transaction will be completed; failure to realize contemplated synergies and other benefits from the proposed transaction; incurrence of significant costs in connection with the proposed transactions; the effect of the announcement of the proposed transaction on the ability of Reynolds and BAT to retain customers, retain and hire key personnel, maintain relationships with suppliers and on their operating results and businesses generally; uncertainties as to the ability to maintain credit ratings; changes in general economic conditions, the tobacco industry, stock market trading conditions, foreign exchange rates, tax law requirements or government regulation; the impact of adverse governmental developments with respect to menthol in cigarettes; ability to develop, produce or market new alternative products profitably; ability to effectively implement strategic initiatives and actions taken to increase sales growth; uncertainties relating to the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT and Reynolds. Additional information concerning these and other factors can be found in Reynolds’s filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and where to find it

An agreement in respect of the proposed transaction described in this release has not yet been executed, and this release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the transaction proposed by BAT. Should the proposed transaction go forward, BAT expects to file relevant materials with the SEC, including a registration statement on Form F-4 that may include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT by using the contact details above. Such documents are not currently available.

Participants in solicitation

This release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction go forward. Nonetheless, BAT and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the proposed transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.bat.com and the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities have changed since the amounts contained in the proxy statement for Reynolds’s 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such participants will also be included in the materials that BAT expects to file with the SEC should the proposed transaction go forward. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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